February 21, 2020

North Square Investments Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, NE
Washington, DC 20549
Attn:    Ryan Sutcliffe, Esq.

Re:	North Square Investments Trust (the “Trust”)
File Nos.: 333-226989 and 811-23373
Post-Effective Amendment No. 5 to the Trust’s Registration Statement on Form N-1A
North Square Strategic Income Fund and North Square Advisory Research All Cap Value Fund (each a “Fund” and together the “Funds”)

Dear Mr. Sutcliffe:

On behalf of North Square Investments Trust (the “Registrant”), we are submitting this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) on February 21, 2020 and January 21, 2020 regarding the Funds and the Trust’s Post-Effective Amendment No. 5 (the “Amendment”) to its registration statement on Form N-1A, as filed on November 27, 2019 (the “Registration Statement”).

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below in bold typeface. Undefined capitalized terms used below have the same meaning as in the Registration Statement.

Prospectus

1.	Staff Comment: With respect to Comment 4 and the Expense Example for both Funds, please ensure that the periods reflected are only for those to which the contractual fee waiver applies.

Response: The Trust notes that the example in the table reflects the contractual fee waiver period of two years that is noted in the footnote to the Fees and Expenses table.

2.
Staff Comment: With respect to Comment 5 and the Principal Investment Strategies and Principal Risks of the North Square Strategic Income Fund, the disclosure for any principal investment strategy related to derivatives should be tailored specifically to how a Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Additionally, please provide a clear purpose for investing in each derivative, for example, hedging or speculation.

Response: The Trust responds by adding additional information with respect to each type of derivative product the Fund intends to use and undertakes to continue communication with the Staff to ensure that the strategy disclosure is appropriate before filing a 497C.

3.
Staff Comment: With respect to Comment 6, the Staff requests that the Principal Risks of Investing are prioritized by those most likely to adversely affect the Funds’ net asset value, yield, and total return. The Staff notes that each risk and its disclosure be presented in this order.

Response: The Trust has made the suggested change.

4.
Staff Comment: With respect to Comment 18, the disclosure for any principal investment strategy related to derivatives should be tailored specifically to how a Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.

Response: The Trust responds by adding additional information with respect to each type of derivative product the Fund intends to use and undertakes to continue communication with the Staff to ensure that the strategy disclosure is appropriate before filing a 497C.

*    * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please contact Scott A. Resnick of U.S. Bank Global Fund Services at (626) 914-7372 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alan Molotsky

Alan Molotsky

cc:    Robert M. Kurucza, Seward & Kissel LLP
Lauren Michnick, Seward & Kissel LLP